[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH, D.C.
211

11015982

UNITEDSTATES
SECURITIES AND EXCHANGE (
Washington, D.C. 20.

IB APPROVAL	
nber:	3235-0123
	April 30, 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JHS Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 E. Kennedy Blvd, Suite 1400
(No. and Street)

Tampa	Florida	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter (813)202-7978
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raulerson & Company, P.A., CPA's and Consultants
(Name – *if individual, state last, first, middle name*)

600 W. Dr. MLK Jr. Blvd.	Plant City	Florida	33563
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JHS Capital Advisors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Mandi Miglino
My Commission EE036317
Expires 10/21/2014

M. Miglino
Notary Public

Ana R. Carter
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JHS CAPITAL ADVISORS, INC.
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2010

TABLE OF CONTENTS

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Business Navigation

Raulerson & Company, P.A.
Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
JHS Capital Advisors, Inc.
Tampa, FL

We have audited the accompanying statement of financial condition of JHS Capital Advisors, Inc. (a Florida corporation) as of December 31, 2010 and the related statements of income, changes in equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JHS Capital Advisors, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, Florida
February 22, 2011

JHS CAPITAL ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010

ASSETS

ASSETS		
Cash	$	518,818
Deposits With Clearing Firm		153,927
Marketable Securities		3
Receivables - Clearing Agent		767,263
Receivables - Other		222,214
Prepaid Expenses and Deposits		182,613
Advances to Affiliates		295,400
Property and Equipment - Net		258,981
Deferred Tax Asset		1,703,525
Goodwill		975,797
TOTAL ASSETS	$	5,078,541

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	190,474
Accrued Expenses		82,135
Commissions Payable to Brokers		577,743
TOTAL LIABILITIES		850,352
STOCKHOLDER'S EQUITY		
Common Stock - $.01 Par Value- 200,000 Shares Authorized, 100 Shares Issued and Outstanding		1
Additional Paid In Capital		9,225,026
Retained Earnings		(4,996,838)
TOTAL STOCKHOLDER'S EQUITY		4,228,189
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	5,078,541

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUES		
Commission and Transaction Income	$	15,537,209
Interest Income		267,543
Other Income		11,027
TOTAL REVENUES		15,815,779
EXPENSES		
Payroll and Commission Expense		15,425,217
Goodwill Impairment		3,401,932
Professional Fees		1,419,848
Clearing Charges and Quote Fees		976,694
Office Supplies and Expense		368,348
Insurance Expense		338,221
Rent		182,241
Loan Forgiveness		148,938
Travel and Entertainment		126,677
Interest Expense		124,515
Exit Fee		100,000
Registration Fees		96,297
Utilities and Telephone		93,529
Depreciation		27,679
Miscellaneous Expense		9,660
TOTAL EXPENSES		22,839,796
INCOME (LOSS) BEFORE INCOME TAXES		(7,024,017)
INCOME TAX BENEFIT		1,693,617
NET INCOME (LOSS)	$	(5,330,400)

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Equity
Balance - January 1, 2010	$ 1	$ 1,465,026	$ 333,562	$ 1,798,589
Shareholder Distribution	-	-	-	-
Paid in Capital	-	7,760,000	-	7,760,000
Net Income	-	-	(5,330,400)	(5,330,400)
Balance - December 31, 2010	$ 1	$ 9,225,026	$ (4,996,838)	$ 4,228,189

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(5,330,400)
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities:		
Depreciation		27,679
Changes in Operating Assets and Liabilities:		
Deposits With Clearing Firm		45
Marketable Securities		25
Receivables - Clearing Agent		180,418
Receivables - Other		(20,460)
Prepaid Expenses and Deposits		(153,804)
Deferred Tax Asset		(1,703,525)
Goodwill		3,401,932
Accounts Payable		29,572
Accrued Expenses		13,753
Commissions Payable to Brokers		(394,168)
Net Cash Provided By (Used in) Operating Activities		(3,948,933)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment		(260,258)
Net Cash Provided By (Used In) Investing Activities		(260,258)
CASH FLOWS FROM FINANCING ACTIVITIES		
Subordinated Debt Repayments		(3,113,950)
Parent Contributed Capital		7,760,000
Affiliate Advances		(295,400)
Net Cash Provided By (Used In) Financing Activities		4,350,650
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		141,459
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		377,359
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	518,818
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest Paid		124,515
Corporate Income Tax Payments		32,142

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

JHS CAPITAL ADVISORS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance - January 1, 2010	$	3,113,950
Subordinated Liabilities - Satisfied during the year		(3,113,950)
Balance - December 31, 2010	$	-

SEE ACCOMPANYING AUDITORS' REPORT AND NOTES TO THE FINANCIAL STATEMENTS.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations

JHS Capital Advisors, Inc. (the Company), is engaged in the securities and investment brokerage business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

Concentrations of Credit Risk

The Company maintains its cash in bank deposit accounts at high quality financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2010 the Company exceeded the federally insured limit by $254,850.

Accounting Method

The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide - "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts - Fully Disclosed Basis

The Company operates pursuant to paragraph (k)(2)(ii) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. Accordingly, all customer transactions are executed and cleared on behalf of the Company by RBC DAIN Correspondent Services (RBC) on a fully disclosed basis. The Company's agreement with RBC provides that as clearing broker, RBC will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934, as amended, and will perform all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to RBC. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3. The Company terminated its relationship with Legent Clearing and Pension Financial Services, Inc. during the year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities

Marketable securities are valued at fair market value. The resulting difference between cost and market is included in income as an unrealized investment gain or loss.

Receivables

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. At December 31, 2010 no allowance was deemed necessary by management.

Property and Equipment

Purchases of property and equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense totaled $27,679 for the year ended December 31, 2010.

Property and Equipment primarily consists of equipment, furniture, and fixtures. Balances as of December 31, 2010 are as follows:

Property and Equipment - At Cost	$ 314,371
Less: Accumulated Depreciation	(55,390)
Property and Equipment - Net	$ 258,981

Goodwill Impairment Loss

The Company has recorded Goodwill for various business acquisitions, for the excess of the cost of an acquisition price over the fair value or acquired net assets. Subsequently, goodwill is written down only when, and if, impairment is identified and measured, based on future events and conditions.

Because of severe economic contraction in the securities and investment brokerage business, Management believes the fair value of the goodwill from various acquisitions have declined significantly. Management computed its fair value of the acquisitions based on the present value of the expected future cash flows from the acquired associates for the next five years. At the end of December 31, 2010, the implied fair value of the goodwill was $3,401,932 less than its $4,377,729 carrying amount. Accordingly, in December 31, 2010, the Company reduced the carrying amount of the goodwill by $3,401,932 through a charge to the results of operations.

Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and taxable income. These differences arise primarily from the amortization of Goodwill for income tax purposes and the carryforward of federal net operating losses.

The Company adopted the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) No. 740 "Income Taxes", as amended by FASB Accounting Standards Update (ASU) No. 2009-06, "Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities" effective January 1, 2009. For the year ended December 31, 2010, Management has determined that the Company has no material uncertain tax positions to be accounted for in the financial statements under the new rules.

The Company has not recognized any interest or penalties related to unrecognized tax benefits in the statement of operations nor has it accrued any in the balance sheet as of December 31, 2010.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2011 and February 22, 2011, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital, as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $485,629 as of December 31, 2010. The Company's net capital ratio was approximately 1.75 to 1 at December 31, 2010.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had a $295,400 receivable from affiliate at December 31, 2010.

NOTE 4 - LEASE COMMITMENTS

The Company conducts operations utilizing several leased facilities including its corporate facility. The future minimum lease payments on non-cancelable operating leases are as follows:

2011	$ 338,462
2012	386,102
2013	300,145
2014	284,456
2015	291,750
Thereafter	72,938
Total minimum lease payments	$ 1,673,853

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was $182,241.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the normal course of business, customer complaints may arise. Some of these complaints may lead to civil actions. The Company maintains errors and omissions insurance to reduce the risk associated with customer claims. Although the Company is subject to several FINRA arbitration matters as of December 31, 2010, stemming from acquisitions made by the Company, at this time the Company does not currently believe any pending litigation will have a material effect on the financial position of the firm. The Company has not established a reserve at this time, as the amount of any potential loss is undeterminable.

NOTE 6 - NOTE PAYABLE - SUBORDINATED DEBT

During 2010, the Company satisfied the $3,113,950 subordinated note payable to Legent Clearing, LLC.

NOTE 7 - INCOME TAXES

Deferred income taxes are provided on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purposes.

Deferred income taxes at December 31, 2010 consisted of the following:

	Current	Non-Current
Deferred tax assets	$ 45,577	$ 1,657,948
Deferred tax liabilities	-	-
	$ 45,577	$ 1,657,948

Income tax benefit (expense) for the year ended December 31, 2010 consisted of the following:

Current -	
Federal	$ -
State	(9,908)
	(9,908)
Deferred -	
Federal	1,477,613
State	225,912
	1,703,525
	$ 1,693,617

As of December 31, 2010, the Company elected to carryback $102,523 of the federal net operating loss for a refund of $23,234 of taxes paid in a prior year. The remaining federal net operating loss of $3,557,236 from the year ended December 31, 2010 will be carried forward and will expire on December 31, 2030 if not used before then.

The Company filed income tax returns in the U.S. federal jurisdiction and several state jurisdictions. The Company is not subject to U.S. federal or state income tax examinations by tax authorities for years before 2009. The Company has not been informed of any income tax examinations by either the Internal Revenue Service (IRS) or any state tax authorities for any tax years not barred by statute of limitations.

NOTE 8 - STATEMENT OF CASH FLOWS - NON-CASH TRANSACTIONS

During 2010, the Company's non-cash transactions included a $3,401,932 goodwill impairment and $1,703,525 change in deferred tax asset valuation.

SUPPLEMENTARY SCHEDULES

JHS CAPITAL ADVISORS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2010

AGGREGATE INDEBTEDNESS		
Accounts Payable	$	190,474
Accrued Expenses		82,135
Commissions Payable to Brokers		577,743
TOTAL AGGREGATE INDEBTEDNESS	$	850,352
Total Stockholder's Equity		4,228,189
TOTAL CAPITAL	$	4,228,189
DEDUCTIONS		
Petty Cash		100
Deposits		103,927
Marketable Securities		3
Receivables		222,214
Prepaid Expenses and Deposits		182,613
Property and Equipment - Net		258,981
Goodwill		975,797
Deferred Tax Asset		1,703,525
Advances to Affiliates		295,400
TOTAL DEDUCTIONS		3,742,560
NET CAPITAL		485,629
REQUIRED NET CAPITAL		100,000
CAPITAL IN EXCESS OF REQUIREMENT	$	385,629
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.75 to 1

SEE INDEPENDENT AUDITORS' REPORT.

JHS CAPITAL ADVISORS, INC.
RECONCILIATION OF NET CAPITAL TO FORM X-17a-5
FOR THE YEAR ENDED DECEMBER 31, 2010

NET CAPITAL REPORTED ON DECEMBER 31, 2010 FORM X-17a-5	$	478,371
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL - FORM X-17a-5:		
Adjustment of Payables and Accrued Expenses		7,258
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL		7,258
NET CAPITAL AS ADJUSTED	$	485,629

SEE INDEPENDENT AUDITORS' REPORT.

REQUIRED REPORTS

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Raulerson & Company, P.A.

Certified Public Accountants and Consultants

600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz

REPORT OF INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

To the Board of Directors
JHS Capital Advisors, Inc.
Tampa, FL

In planning and performing our audit of the financial statements of JHS Capital Advisors, Inc. (the Company), for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Florida Institute of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Tampa, FL
February 22, 2011

Raulerson & Company, P.A.
Certified Public Accountants and Consultants
600 West Dr. Martin Luther King Jr. Blvd., Plant City, FL 33563
(813) 752-6604 • Fax (813) 752-8725 • www.rccpas.biz
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INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
JHS Capital Advisors, Inc.
Tampa, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by JHS Capital Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating JHS Capital Advisors, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). JHS Capital Advisors, Inc.'s management is responsible for the JHS Capital Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of Focus reports noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of Focus reports supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raulerson & Company, P.A.

Raulerson & Company, P.A.
Plant City, FL
February 22, 2011

JHS CAPITAL ADVISORS, INC.
TAMPA, FL
AUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2010